## EXHIBIT 2.1.3

## FORM OF TERM NOTE

See attached.

**TERM NOTE**

**Borrower:** **Timberline Resources Corporation**
**October 31, 2008**
**Boise, Idaho**

**Address:** **Timberline Resources Corporation**
**101 East Lakeside Avenue,**
**Coeur d' Alene, Idaho 83814**

**Principal Amount: Five Million Dollars ($5,000,000)**

*FOR VALUE RECEIVED,* **TIMBERLINE RESOURCES CORPORATION,** a Delaware corporation (collectively, the "Borrower"), jointly and severally promise to pay to the order of **SMALL MINE DEVELOPMENT, LLC,** an Idaho limited liability company ("SMD") the total principal amount outstanding on this note (the "Note") together with interest thereon as stated below, in lawful money of the United States of America.

This Note is executed pursuant to and is the Term Note referred to in that certain Credit Agreement, dated October 31, 2008, between Borrower and SMD (as amended, modified, or supplemented from time to time, the "Credit Agreement"). Capitalized terms used but not defined in this Note shall have the same definitions as are ascribed to such terms in the Credit Agreement. This Note is governed by the provisions of the Credit Agreement.

The outstanding unpaid balance of this Note shall bear interest at a per annum rate as set forth in the Credit Agreement. This Note shall be repaid in the manner set forth in the Credit Agreement.

This Note is secured by a Deed of Trust covering interests in certain real property, and a Security Agreement covering the Collateral as provided therein and in the Credit Agreement.

This Note is made in the state of Idaho, which state the parties agree has a substantial relationship to the parties and to the underlying transaction embodied hereby. Accordingly, in all respects, this Note and the obligations arising hereunder shall be governed by, and construed in accordance with, the laws of the state of Idaho applicable to contracts made and performed in such state and any applicable law of the United States of America. Each party hereby unconditionally and irrevocably waives, to the fullest extent permitted by law, any claim to assert that the law of any jurisdiction other than the state of Idaho governs this Note. All disputes, controversies, or claims arising out of, or in connection with, this Note may be litigated in any court of competent jurisdiction within the state of Idaho. Each party hereby consents to the jurisdiction of the courts of such state and agrees to accept service of process as if it were personally served within such state. Each party irrevocably waives, to the fullest extent permitted by law, any objection that the party may now or hereafter have to the jurisdiction of

the courts of such state and any claim that any such litigation brought in any such court has been brought in an inconvenient forum.

Except as expressly provided in the Credit Agreement, the makers, sureties, guarantors and endorsers of this Note jointly and severally waive presentment for payment, protest, notice of protest and notice of nonpayment of this Note, and consent that this Note or any payment due under this Note may be extended or renewed without demand or notice, and further consent to the release of any collateral or part thereof, with or without substitution.

**BORROWER:**

**TIMBERLINE RESOURCES CORPORATION,**
a Delaware corporation

By [signature]
Name Randal L. Hardy
Title CEO